Exhibit 21.1

List of Significant Subsidiaries

Name of Significant Subsidiary	State or Other Jurisdiction of Incorporation or Organization of each such Significant Subsidiary, and Names (if any) under which Each such Significant Subsidiary does Business
STAAR Surgical AG	Switzerland

Canon STAAR Co., Inc.	Japan
(Canon STAAR Kabushiki Kaisha)

Domilens GmbH	Germany
(Domilens fuer medizinische produkte GmbH)